NEWS RELEASE

December 28, 2018

Zijin Mining Succeeds in Bid for Nevsun Resources and Announces Mandatory Extension of Tender Period

Vancouver, BC, / Fujian, China -- Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) (“Nevsun”) and Zijin Mining Group Co. Ltd. (SH:601899, SEHK:2899) (“Zijin”) announces that Zijin has been successful in its offer to purchase all of the issued and outstanding Nevsun common shares for C$6.00 per share (the “Offer”).

The number of Nevsun common shares (the "Nevsun Shares") tendered as at the deadline of 5:00pm (Eastern Standard Time) on December 28, 2018 totals an aggregate of 276,820,575 Nevsun Shares (the “Deposited Shares”), representing approximately 89.37% of the total issued and outstanding Nevsun Shares on a fully diluted basis. All of the conditions to the Offer, as amended by the notice of variation dated December 5, 2018, have been satisfied or waived. Zijin, through its subsidiary, has taken up all of the Deposited Shares and will pay the depositary the aggregate consideration of $1,660,923,450 for the Deposited Shares within three business days.

Chen Jinghe, Chairman of Zijin, comments, "We are very pleased to have acquired Nevsun and will continue with the company’s strong focus on safe, efficient and sustainable mining practices. Zijin has significant expertise in mining construction, operations and management, and strong innovation capabilities. We will also work with our partner in Eritrea to further extend the life of the Bisha mine and explore for new deposits. At the Timok Project in Serbia we intend to rapidly develop the Upper Zone and bring it into production as soon as possible.”

Peter Kukielski, CEO and a director of Nevsun added, “On behalf of Nevsun’s Board of Directors, I would like to thank our stakeholders, partners and our management team for achieving this excellent outcome for Nevsun and its stakeholders.”

Mandatory Extension

In addition, pursuant to applicable Canadian securities laws, Zijin has extended the period shareholders of Nevsun have to tender their shares under the Offer by 10 days to 5:00pm (Eastern Standard Time) January 7, 2019 (“Expiry Time”). Shareholders who tender their Nevsun Shares in the extended period will receive the same C$6.00 per share which will be paid within three business days of the Expiry Time.  Zijin has provided notice of extension to the depositary, Computershare Trust Company of Canada effective December 28, 2018. There can be no assurance that Zijin will further extend the Offer after the Expiry Time, and Nevsun shareholders are encouraged to tender as soon as possible to receive their consideration in a timely manner.

Full details of the extension of the period during which additional Nevsun Shares may be tendered under the Offer will be included in a notice of variation and extension (the "Notice of Variation and Extension"), which Zijin expects to file on SEDAR (under Nevsun’s profile) at www.sedar.comand on EDGAR at www.sec.govon December 28, 2018 and mail to registered Nevsun shareholders shortly thereafter.

How to tender to the Offer

Registered Nevsun shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on pink paper) accompanying the Zijin takeover bid circular, and deposit it, together with certificate(s) or DRS Statement(s) representing their Nevsun shares at or prior to the Expiry Time at the office of Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario, M5J 2Y1, as further described in the Letter of Transmittal.

Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Nevsun shareholders may follow the procedure for guaranteed delivery described in section three of the Zijin takeover bid circular, "Manner of Acceptance – Procedure for Guaranteed Delivery", using the Notice of Guaranteed Delivery (printed on green paper).

Beneficial Nevsun shareholders whose Nevsun shares are held in an account with a broker, investment dealer, bank, trust company or other Intermediary should contact their representative if they wish to accept the Offer and instruct their representative to tender their shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, beneficial shareholders wishing to tender their Nevsun shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

For assistance in tendering Nevsun Shares to the Offer, contact D.F. King at 1-866-822-1238 toll free in North America or 1-212-771-1133 outside of North America or inquiries@dfking.com.

Cautionary Statement Respecting the Offer

THE TAKE-OVER BID CIRCULAR AND THE DIRECTORS’ CIRCULAR CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN THEIR ENTIRETY BY NEVSUN’S SHAREHOLDERS. NEVSUN’S SHAREHOLDERS MAY OBTAIN, AT NO CHARGE, A COPY OF THE TAKE-OVER BID CIRCULAR, DIRECTORS’ CIRCULAR, AND VARIOUS ASSOCIATED DOCUMENTS UNDER NEVSUN’S PROFILE ON THE SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) AT WWW.SEDAR.COM AND ON THE SECURITIES AND EXCHANGE COMMISSION (SEC) WEBSITE AT WWW.SEC.GOV. NEVSUN’S SHAREHOLDERS ARE URGED TO READ SUCH MATERIALS AS THEY CONTAIN IMPORTANT INFORMATION THAT NEVSUN SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WAS NOT MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, ZIJIN MINING MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a joint venture with Freeport-McMoRan Exploration Corporation ("Freeport") which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

About Zijin Mining Group Co. Ltd.

Formed in 1993, Zijin is based in Fujian, China and is a leading global mining company specializing in gold, copper, zinc and other mineral resource exploration and development. It manages an extensive portfolio, primarily consisting of gold, copper, zinc, and other metals through investments in China and overseas across nine countries. Listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Zijin has a market capitalization of approximately US$10 billion.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	ZIJIN MINING GROUP CO. LTD. Lan Fusheng President & Vice Chairman

FOR FURTHER INFORMATION:
David Jan
Nevsun Investor Relations
Tel: +1 604 623 4700
Toll free: 1 888 600 2200
Email: IR@nevsun.com

ZIJIN SHAREHOLDER QUESTIONS:
D.F. King, an AST Company
North America Toll Free: 1-866-822-1238
Collect Calls Outside North America: 1-212-771-1133
Email: inquiries@dfking.com

ZIJIN MEDIA QUESTIONS:
Navigator Ltd.
Mike Van Soelen - 416-307-3039 / mvansoelen@navltd.com

FOR FURTHER INFORMATION: Liu Qiang Board Secretary Zijin Investor Relations

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